EXHIBIT (a)(5)(D)

[FORM OF SUMMARY ADVERTISEMENT]

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 24, 2002, and the related Letter of Transmittal, and any amendments thereto, and is being made to all holders of Shares. Subcorp (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Subcorp becomes aware of any valid state statute prohibiting the making of the Offer, Subcorp will make a good faith effort to comply with such statute. If, after such good faith effort, Subcorp cannot comply with such state statute, the Offer will not be made to nor will tenders be accepted from or on behalf of the holders of Shares in such state.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Boron, LePore & Associates, Inc.

at

$16.00 Net Per Share in Cash

by

Garden Merger Corp.

a wholly owned subsidiary of

Cardinal Health, Inc.

Garden Merger Corp., a Delaware corporation (“Subcorp”) and a wholly owned subsidiary of Cardinal Health, Inc., an Ohio corporation (“Cardinal”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Boron, LePore & Associates, Inc., a Delaware corporation (“BLP”), at a purchase price of $16.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 24, 2002 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to EquiServe Trust Company, N.A. (the “Depositary”) will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any such fees or commissions. Cardinal or Subcorp will pay all charges and expenses of the Depositary and MacKenzie Partners, Inc., which is acting as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JUNE 24, 2002, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the Expiration Date of the Offer a number of Shares which represents at least 7,942,530 Shares, representing approximately 50.1% of the outstanding Shares (taken together with any other Shares, directly or indirectly, owned by Cardinal) on a fully diluted basis on the date of purchase, and (2) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or under any applicable foreign statutes or regulations shall have expired or been terminated.

The purpose of the Offer is to acquire control of, and the entire equity interest in, BLP. As promptly as practicable following consummation of the Offer and after satisfaction or waiver of all conditions to the Merger (as defined below) set forth in the Merger Agreement (as defined below), Subcorp intends to acquire the remaining equity interest in BLP not acquired in the Offer by consummating the Merger.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 15, 2002, among Cardinal, Subcorp and BLP (the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by Subcorp, and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Subcorp will be merged with and into BLP (the “Merger”). Following the effective time of the Merger (the “Effective Time”), BLP will continue as the surviving corporation (the “Surviving Corporation”) and become a wholly owned subsidiary of Cardinal, and the separate corporate existence of Subcorp will cease. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (1) Shares held by Cardinal or BLP, or their subsidiaries and (2) Shares, if any, held by stockholders who have properly exercised appraisal rights under Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holders of the Shares be converted into the right to receive in cash the per Share price paid in the Offer, payable to the holder thereof, without interest, upon surrender of the certificate or certificates formerly representing such Shares, less any required withholding taxes. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

The Board of Directors of BLP unanimously (a) approved the Merger Agreement, and deemed the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement advisable, fair to and in the best interests of the BLP stockholders, (b) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in all respects, and (c) recommends that the BLP stockholders accept the Offer and tender their Shares under the Offer to Subcorp.

Pursuant to the terms of the Merger Agreement and in order to facilitate the Merger following the completion of the Offer, BLP granted to Cardinal and Subcorp an irrevocable option, exercisable if Subcorp accepts for payment pursuant to the Offer (including any subsequent offering period (as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended)) at least 80% of the Shares then outstanding, to purchase additional Shares equal to an amount that, when added to the Shares that Cardinal, Subcorp and its affiliates already own at the time the option is exercised, will constitute one Share more than 90% of the Shares then outstanding (assuming the exercise of all outstanding exercisable options to purchase Shares), at a price of $16.00 per Share.

For purposes of the Offer, Subcorp will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Subcorp gives oral or written notice to the Depositary of Subcorp’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Subcorp and transmitting such payments to stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid by Subcorp, regardless of any extension of the Offer or any delay in making such payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates representing such Shares, or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer, and (3) any other documents required by the Letter of Transmittal.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), Subcorp reserves the right, in its sole discretion, to waive any or all conditions to the Offer (other than the Minimum Condition (as defined in the Offer to Purchase), which only may be waived with BLP’s prior written consent) and to make any other changes in the terms and conditions of the Offer. Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Commission, if, by the Expiration Date, any or all of the conditions to the Offer have not been satisfied, Subcorp reserves the right (but will not be obligated) to (1) terminate the Offer and return all tendered Shares to tendering stockholders, (2) waive such unsatisfied conditions (other than the Minimum Condition) and purchase all Shares validly tendered or (3) extend the Offer, and, subject to the terms of the Offer (including the rights of stockholders to withdraw their Shares), retain the Shares which have been tendered, until the termination of the Offer, as extended.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Commission, Subcorp expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 14 of the Offer to Purchase have occurred or have been determined by Subcorp to have occurred, to (1) extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares, by giving oral or written notice of such extension to the Depositary, and (2) amend the Offer in any respect permitted by the Merger Agreement by giving oral or written notice of such amendment to the Depositary.

The Merger Agreement also provides that Subcorp may extend the Offer for a subsequent offering period (as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended) for three to 20 business days in order to acquire at least 90% of the outstanding Shares, beginning after Subcorp purchases Shares tendered in the Offer, during which BLP stockholders may tender, but not withdraw, their Shares and receive the Offer Price.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares. “Expiration Date” means 12:00 Midnight, New York City time, on Monday, June 24, 2002, unless and until Subcorp, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), has extended the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended by Subcorp, will expire.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date, and, unless theretofore accepted for payment by Subcorp pursuant to the Offer, may also be withdrawn at any time after July 27, 2002. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the second sentence of this paragraph. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Subcorp, in its sole discretion, whose determination will be final and binding. None of Subcorp, Cardinal, any of their affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 of the Offer to Purchase.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

BLP has provided Subcorp with BLP’s stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed by Subcorp to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Any questions and requests for assistance may be directed to the the Information Agent as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Subcorp’s expense. Subcorp will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Avenue
New York, New York 10016
(Call Collect) (212) 929-5500
or
Call Toll-Free (800) 322-2885
Email: proxy@mackenziepartners.com

May 28, 2002

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